Exhibit 16.1

November 3, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Faraday Future Intelligent Electric Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 304(a)(1) of Regulation S-K as part of the Registration Statement on Form S-1/A No. 5 of Faraday Future Intelligent Electric Inc. dated November 3, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

Attachment

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On August 23, 2022, PricewaterhouseCoopers LLP (“PwC”) notified FFIE that it will not stand for re-election as FFIE’s independent registered public accounting firm for the year ending December 31, 2022 and, effective immediately, is no longer FFIE’s independent registered public accounting firm.

The audit report of PwC on FFIE’s financial statements for the fiscal years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s report on FFIE’s financial statements for the fiscal years ended December 31, 2021 and 2020 contained an explanatory paragraph relating to substantial doubt about the ability of FFIE to continue as a going concern, as described in Note 2 to the financial statements.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through August 23, 2022, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between FFIE and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with PwC’s report on FFIE’s financial statements; and (ii) no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K, except for the following material weaknesses previously reported in FFIE’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the period ended March 31, 2022, and Quarterly Report on Form 10-Q for the period ended June 30, 2022:

●	FFIE did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, FFIE lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record, and disclose accounting matters timely and accurately. Additionally, FFIE’s management did not establish formal reporting lines in pursuit of its objectives. Further, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions;

●	FFIE did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting due to growth in the business;

●	FFIE did not design and maintain effective controls for communicating and sharing information between the legal, capital markets, and accounting and finance departments. Specifically, FFIE’s accounting and finance departments were not consistently provided the complete and adequate support, documentation, and information including the nature of relationships with certain counterparties to record transactions within the financial statements timely, completely, and accurately;

●	FFIE did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP to such transactions. Specifically, FFIE did not design and maintain controls to timely identify and account for embedded derivatives related to convertible notes, impute interest on related party notes payable with interest rates below market rates, account for failed sale leaseback transactions, and account for warrant instruments;

●	FFIE did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting, and disclosures, including controls over the period-end financial reporting process addressing areas including financial statement and footnote presentation and disclosures, account reconciliations and journal entries, including segregation of duties, assessing the reliability of reports and spreadsheets used in controls, and the timely identification and accounting for cut-off of expenditures;

●	FFIE did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could result in material misstatements potentially impacting all financial statement accounts and disclosures;

●	FFIE did not maintain an effective control environment or demonstrate a commitment to maintain integrity and ethical values. Specifically, certain members of senior management failed to reinforce the need for an attitude of compliance and internal control awareness with certain of FFIE’s governance, accounting and finance policies and procedures. This resulted in the inaccurate and incomplete disclosures of certain relationships, arrangements, and transactions; and

●	FFIE did not design and maintain effective controls related to the identification and disclosure of certain arrangements and transactions with related parties.

FFIE has furnished to PwC a copy of the disclosures made herein and requested that PwC furnish FFIE with a letter addressed to the SEC stating whether or not PwC agrees with the above statements made by FFIE. The letter from PwC to the SEC is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective as of October 28, 2022, Mazars USA LLP was appointed as the Company’s independent registered public accounting firm as of and for the year ending December 31, 2022.

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